Form 12b-25


SEC 1344
(7-2000)    Persons who potentially are to respond to the collection of
Previous    information contained in this form are not required to
versions    respond unless the form displays a currently valid OMB
obsolete    control number

              UNITED STATES              OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION   OMB NUMBER 3235-0058
           Washington, D.C. 20549        Expires: January 31, 2002
                                         Estimated average burden
                                         hours per response...2.50

                                         SEC file # 0-15078
                                         CUSIP #669919 10 2

                          FORM 12b-25

                NOTIFICATION OF LATE FILING

(Check One):       Form 10-K     Form 20-F    Form 11-K    X Form 10-Q
                                Form N-SAR

For Period Ended:   March 31, 2001
    Transition Report on Form 10-K
    Transition Report on Form 20-F
    Transition Report on Form 11-K
    Transition Report on Form 10-Q
    Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Read Instruction (on back page) Before Preparing Form,
      Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:

PART I - REGISTRANT INFORMATION

NOVA NATURAL RESOURCES CORPORATION

Full Name of Registrant


Former Name if Applicable

4340 East Kentucky Ave., Suite 418
Address of Principal Executive Office (Street and Number)

Glendale, Colorado 80246
City, State and Zip Code

PART ii - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks Relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Nova Natural Resources Corporation ("Nova") closed a transaction on February 27, 2001 pursuant to an Asset Purchase Agreement with Torita Donghao LLC ("Torita Delaware") by which Nova acquired 100% of the business and operating assets of Torita Delaware in exchange for 213,249,672 of its $0.10 par value common shares.

The assets are all located in the People's Republic of China. Quarterly financial statements are first generated in Chinese, then translated to English and put in a format consistent with generally accepted accounting principles in the United States. Nova is changing its fiscal year to a calendar year, which is consistent with the fiscal period used historically by the acquired operating entities. The quarterly report on Form 10-QSB for the fiscal quarter ended
March 31, 2001 is the first such quarterly report prepared on a combined basis, and the first to incorporate the new fiscal year.
All of these events, most of which are non-recurring, did not permit the Company to complete the report on Form 10-QSB in time to meet the filing date of May 15, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Brian B. Spillane                    720               524-1363
_____________________________    __________          ___________
       (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     X  Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
    the subject report or portion thereof?      X  Yes        No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the financial results reported by Nova for the corresponding period for the last Fiscal year did not include the operating results of the acquired assets, since those assets Were not acquired until February 27, 2001, the results for this fiscal period will necessarily be significantly different from those reported last year. An accurate estimate cannot be made at this time.



                Nova Natural Resources Corporation
             ______________________________________
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     5/11/01             By   /s/   Brian B. Spillane
_______________             ________________________________________
                             Brian B. Spillane, Secretary and Director